EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

June __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by July __, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After July __, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

COLUMBIA ENERGY GROUP  (70-9421)
---------------------

     Columbia Energy Group ("Columbia"), a registered holding company whose principal business address is at 801 East 86th Avenue, Merrillville, Indiana 46410-6272, a wholly-owned subsidiary of NiSource Inc., also a registered holding company, has filed a post-effective amendment to an application and/or declaration, as previously amended, with the Commission pursuant to Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 45, 53, and 54 promulgated thereunder.

     Columbia directly owns all of the issued and outstanding common stock of five gas utility subsidiary companies: Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc. Together, Columbia's gas utility subsidiaries provide gas service to approximately 2.2 million residential, commercial and industrial customers in portions of Ohio, Virginia, Pennsylvania, Maryland and Kentucky. Columbia also directly or indirectly owns all of the outstanding voting securities of non-utility subsidiaries that are engaged in natural gas transportation and storage and other energy and gas-related activities.

     By order dated August 23, 1999 in this proceeding (the "Prior Order"), the Commission authorized Columbia to organize and acquire one or more direct or indirect subsidiaries ("Factoring Subsidiaries") to engage in the business of factoring customer accounts receivables ("Receivables") originated by Columbia's associate companies as well as by certain categories of non-associate companies./1/ The Commission authorized Columbia to capitalize Factoring Subsidiaries with any combination of debt or equity or provide guarantees for their obligations in amounts that, in the aggregate, will not exceed $25 million. As contemplated by the Prior Order, Factoring Subsidiaries would purchase Receivables from associate companies and non-associate companies and immediately resell such Receivables to third party financial institutions ("Purchasers"). The Prior Order specifies that Columbia will report the acquisition and sale of all Receivables as "sales" under generally accepted accounting principles.

     It is stated that, pursuant to the Prior Order, Columbia, through its financing subsidiary (Columbia Finance Corporation), organized and acquired the common stock of Columbia Accounts Receivable Corporation ("CARC") in September 1999 to facilitate the sale of Receivables by Columbia Gas of Ohio, Inc. ("Columbia Ohio")./2/ Under its agreement with CARC, Columbia Ohio sold, without recourse, all of its trade receivables, with the exception of certain low-income payment plan receivables, as they were originated. CARC, in turn, was party to an agreement under which it sold an undivided ownership interest in the Receivables to a commercial paper conduit formed by Canadian Imperial Bank of Commerce ("CIBC").

     Effective May 13, 2004, Columbia Ohio, CARC and CIBC terminated the existing Receivables sale program. Under the termination documents, all right, title and interest of CARC and the CIBC conduit in the Receivables were transferred back to Columbia Ohio. The following day, Columbia Ohio sold the same Receivables pool to a new Factoring Subsidiary of Columbia Ohio, Columbia of Ohio Receivables Corporation ("CORC"), which in turn sold an undivided interest in such Receivables to Beethoven Funding Corporation ("BFC"), as Purchaser. BFC is a commercial paper funding conduit formed by Dresdner Bank AG, New York Branch, as Agent. It is stated that the new Receivables sale program operates substantially the same as the CIBC program that it replaced./3/

     In accordance with the terms of the receivables sale agreement between Columbia Ohio and CORC, on the initial closing date Columbia Ohio made a contribution to the capital of CORC, in the form of a contribution of Receivables having an aggregate outstanding balance of $25 million (the current

----------
1  See Columbia Energy Group, Holding Co. Act Release No. 27064 (Aug. 23, 1999).

2 Columbia states that CARC is the only Factoring Subsidiary that it has organized pursuant to the Prior Order. CARC did not purchase any accounts receivable from non-associate companies.

3 Columbia states that CORC will not be used to purchase receivables originated by non-associate companies.

limit under the Prior Order). On or before November 14, 2004, Columbia Ohio is obligated to contribute an additional $15 million to the capital of CORC in the form of a contribution of Receivables. Columbia states that, because the additional contribution would exceed the current contribution limit under the Prior Order, Columbia Ohio's ability to comply with this requirement is subject to receipt of a further order of the Commission in this proceeding.

     Accordingly, it is now requested that the Commission issue a supplemental order authorizing an increase in the maximum aggregate capitalization that Columbia may have, directly or indirectly, in all Factoring Subsidiaries from the current $25 million to $85 million. Columbia states that the increase will allow Columbia Ohio to make the incremental $15 million investment in CORC and provide Columbia with sufficient authority to capitalize, directly or indirectly, one or more additional Factoring Subsidiaries to facilitate the sale of Receivables by other subsidiaries of Columbia.

     Columbia states that the increase in maximum aggregate capitalization for Factoring Subsidiaries is warranted in part by the sharp increase in the cost of gas since 1999, when the Prior Order was issued. The dollar amount of Receivables available for sale at any time is directly a function of the cost of gas, which is passed through to customers through monthly bills. Columbia Ohio's average cost of gas in 1999, the year in which the Prior Order was issued, was $3.41 per MCF. In comparison, in the winter of 2003-2004, Columbia Ohio's average cost of gas was approximately $5.52 per MCF, and further increases are expected. All other terms, conditions, and restrictions under the Prior Order will continue to apply to Columbia and its subsidiaries.

     Columbia states that the additional fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of the post-effective amendment are estimated not to exceed $10,000, and that fees, commissions and expenses associated with forming a Factoring Subsidiary (other than the capital invested in such Factoring Subsidiary) are estimated not to exceed $10,000. Columbia further states that no state commission, and no federal commission, other than the Commission, has jurisdiction over the arrangements between Columbia Ohio and CORC and that, in the future, it will seek any necessary state commission approvals before acquiring the securities of any other Factoring Subsidiary.


                                        3